SECURITI

18004819

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OWL ROCK CAPITAL SECURITIES

283250
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 PARK AVE, 41ST FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEREK O'LEARY 212-419-3005
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name -- *if individual, state last, first, middle name* )

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

RMS

# OATH OR AFFIRMATION

I, DEREK O'LEARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OWL ROCK CAPITAL SECURITIES, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE NAGEL
Notary Public, State of New York
No. 01NA6215130
Qualified in New York County
Term Expires December 21, 2021

Signature

Chief Executive Office
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Owl Rock Capital Securities
## Index

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102



## Report of Independent Registered Public Accounting Firm

To the Member
Owl Rock Capital Securities LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Owl Rock Capital Securities LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 27, 2018

# Owl Rock Capital Securities LLC
## Statement of Financial Condition
## As of December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,310,459 |
| Receivable from affiliates | | 2,102,249 |
| Computer Equipment and Software (net of Accumulated Depreciation of $28,838) | | 47,333 |
| Other Assets | | 24,844 |
| Total Assets | $ | 4,484,885 |
| | | |
| **Liabilities** | | |
| Accrued Compensation | $ | 1,063,114 |
| Accounts Payable and Accrued Expenses | | 399,255 |
| Total Liabilities | | 1,462,369 |
| | | |
| **Member's Capital** | | |
| Capital Contributions | | 3,042,516 |
| Retained Earnings | | (20,000) |
| | | 3,022,516 |
| | | |
| Total Liabilities and Member's Capital | $ | 4,484,885 |

See notes to statement of financial condition

## 1. Organization

Owl Rock Capital Securities LLC ("Owl Rock Capital Securities" or the "Company") is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As of the date of registration, Owl Rock Capital Securities became subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of registration. The Company is a wholly owned subsidiary of Owl Rock Capital Partners LP ("Owl Rock Capital Partners"). The Company provides distribution and brokerage services to Owl Rock Capital Corporation ("ORCC") and Owl Rock Capital Corporation II ("ORCC II"). Owl Rock Capital Advisors LLC ("Owl Rock Capital Advisors"), an affiliate of the Company, serves as the investment adviser for ORCC and ORCC II.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

The following is a summary of the significant accounting policies followed by the Company.

### Cash

Cash consists of deposits held at a custodian bank. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

### Receivable from Affiliates

Receivable from affiliates is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectible, if applicable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. As of December 31, 2017, there is no allowance for uncollectible accounts.

### Computer Equipment and Software

Computer Equipment and Software are recorded at cost less accumulated depreciation or amortization. Computer equipment and software are depreciated over the estimated useful life of the asset using the straight-line method.

**Accrued Compensation**
Employee compensation includes salaries, discretionary and non-discretionary bonuses, commissions, employee benefits and payroll taxes. Commissions are generally accrued over the related service period.

**Income Taxes**
The Company is a disregarded entity for tax purposes and is included in the consolidated federal income tax return filed by Owl Rock Capital Partners. Owl Rock Capital Partners is taxed as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state income taxes, such taxes are the responsibility of the individual members. However, Owl Rock Capital Partners is subject to a 4.0% New York City Unincorporated Business Tax ("UBT").

Owl Rock Capital Partners LP accounts for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Owl Rock Capital Partners LP is required to determine whether its tax positions are more-likely-than-not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. Tax positions not deemed to meet a more-likely-than-not standard would be recorded as a tax expense in the current year. The 2015 – 2017 tax years of Owl Rock Capital Partners remain subject to examination by U.S. Federal and state tax authorities. At December 31, 2017 and for the year then ended, there were no uncertain tax positions meeting the above recognition criteria.

**Use of Estimates**
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates and such differences could be material.

ASC Topic 460, "Guarantees," requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

## 3. Agreements and Related Party Transactions

*Expense Sharing Agreement*

The Company entered into an Expense Sharing Agreement dated January 12, 2017 with Owl Rock Capital Partners, and Owl Rock Capital Advisors, which was amended on December 4, 2017 (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Owl Rock Capital Partners or Owl Rock Capital Advisors on a monthly basis, for a proportional share of salaries, benefits and bonuses of Owl Rock Capital Securities Registered Representatives and unregistered associated persons of Owl Rock Capital Securities employed by

Owl Rock Capital Partners, who provide services to the Company. Certain eligible Registered Representatives determined by Owl Rock Capital Securities have deferred compensation arrangements which are borne solely by Owl Rock Capital Partners without recourse or reimbursement from Owl Rock Capital Securities. In addition, certain designated expenses of Owl Rock Capital Securities will be paid by Owl Rock Capital Partners and/or Owl Rock Capital Advisors, on behalf of Owl Rock Capital Securities, based on certain allocation percentages as provided in the Expense Sharing Agreement. The expenses shall be paid promptly by Owl Rock Capital Securities to Owl Rock Capital Partners or Owl Rock Capital Advisors, depending on which entity paid the expense on behalf of Owl Rock Capital Securities.

Rent and certain other direct operating expenses are allocated by Owl Rock Capital Partners to its subsidiaries, including the Company, based upon the Company's proportionate share of resources in accordance with a Desk Space User Agreement.

*Broker Dealer Services Agreement*

The Company entered into a Broker Dealer Services Agreement (the "Broker Dealer Services Agreement") dated March 1, 2016 with Owl Rock Capital Partners, Owl Rock Capital Holdings, LLC ("Owl Rock Capital Holdings"), and Owl Rock Capital Advisors (together, the "Affiliated Companies"). In accordance with the Broker Dealer Services Agreement, the Company (i) provides, or expects to provide certain services to the Affiliated Companies, including distribution and related services to ORCC and ORCC II pursuant to separate agreements and (ii) receives or expects to receive certain services (including personnel services) from the Affiliated Companies. The Company charges a fee to the Affiliated Companies for providing these services. The fee consists of all costs of the Company, inclusive of costs allocated from Owl Rock Capital Partners and Owl Rock Capital Advisors pursuant to the Expense Sharing Agreement, net of the Company's Dealer Manager Fees Revenue not re-allowed to participating brokers

*Dealer Manager Agreement between Owl Rock Capital Securities, ORCC and Owl Rock Capital Advisors*

On February 3, 2017, Owl Rock Capital Securities entered into a Dealer Manager Agreement (the "ORCC Dealer Manager Agreement") with ORCC and Owl Rock Capital Advisors. Under the terms of the ORCC Dealer Manager Agreement, the Company will serve as ORCC's non-exclusive agent and distributor to solicit and to cause to be solicited subscriptions for capital commitments ("Capital Commitments") to purchase shares of ORCC's common stock. In addition, Owl Rock Capital Securities, ORCC and Owl Rock Capital Advisors have entered into a soliciting broker agreement (the "Soliciting Broker Agreement") with Ameriprise Financial Services, Inc. ("Ameriprise"), pursuant to which Ameriprise will serve as a participating broker. The Company, ORCC, Owl Rock Capital Advisors and American Enterprise Investment Services, Inc. ("AEIS"), an affiliate of Ameriprise Financial, have also entered into a Cost Reimbursement Agreement (the "Cost Reimbursement Agreement").

Pursuant to the ORCC Dealer Manager Agreement, Owl Rock Capital Advisors will pay Owl Rock Capital Securities a fee of up to 4% of the Capital Commitments solicited by Owl Rock Capital Securities. Owl Rock Capital Securities will not be entitled to any Trail Commissions or Up-front Selling commissions following an Exchange Listing (as defined in the ORCC Private Placement Memorandum).

Pursuant to the Soliciting Broker Agreement and the Cost Reimbursement Agreement, the Company will reallow a portion of such fee to Ameriprise and AEIS based on the portion of Capital Commitments solicited by Ameriprise. A portion of this fee is payable over up to 5 years. The fee to Ameriprise and AEIS shall cease to be payable upon the earliest to occur of the following: (i) the date of an Exchange Listing (as defined in ORCC offering memorandum); or (ii) the date when Owl Rock Capital Advisors no longer serves as ORCC's investment advisor.

The ORCC Dealer Manager Agreement terminated on June 30, 2017.

*Dealer Manager Agreement between Securities and ORCC II*

On February 8, 2017, Owl Rock Capital Securities entered into a Dealer Manager Agreement (the "ORCC II Dealer Manager Agreement") with ORCC II. Under the terms of the ORCC II Dealer Manager Agreement, the Company will serve as the dealer manager for ORCC II's public offering of its shares of common stock. As dealer manager, Owl Rock Capital Securities will earn a maximum sales load of up to 5.0% of the price per share for combined upfront selling commissions and dealer manager fees, a portion of which will be reallowed to selling broker-dealers. In connection with purchases of shares pursuant to ORCC II's distribution reinvestment plan, the upfront selling commissions and dealer manager fees will not be paid.

In addition to the upfront selling commissions and dealer manager fees, Owl Rock Capital Advisors may pay the Company a fee equal to no more than 1.0% of the net asset value per share per year. Owl Rock Capital Advisors will cease making these payments to Owl Rock Capital Securities with respect to each share upon the earliest of to occur of the following: (i) the date when the aggregate underwriting compensation would exceed that permitted under FINRA Rule 2310 over the life of the offering, which equals 10% of the gross offering proceeds from the sale of shares in this offering; (ii) the date of a liquidity event; (iii) the date that such share is redeemed or is no longer outstanding; (iv) the date when the aggregate upfront selling, dealer manager fees, and payments from Owl Rock Capital Advisors together equal 8%(or such other amount, as determined by the Owl Rock Capital Advisors) of the actual price paid for such share; or (v) the date when Owl Rock Capital Advisors no longer serves as the investment Advisor for ORCC II.

The Dealer Manager Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of ORCC II's directors who are not "interested persons", as defined in the 1940 Act, of ORCC II and who have no direct or indirect financial interest in the operation of ORCC II's distribution plan or the Dealer Manager Agreement or by vote a majority of the outstanding voting securities of ORCC II, on not more than 60 days' written notice to Owl Rock Capital Securities and Owl Rock Capital Advisors. The Dealer Manager Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act.

**4. Computer Equipment and Software (net of Accumulated Depreciation)**

Fixed assets and leasehold improvements consist of the following:

| Asset | Carrying Value | Accumulated Depreciation | Ending Balance | Estimated Useful Life |
|---|---|---|---|---|
| Computers & Equipment | 20,096 | (10,513) | 9,583 | 3 years |
| Software | 56,075 | (18,326) | 37,749 | 3 years |
| | 76,171 | (28,838) | 47,333 | |

**5. Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to DST, its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker.

**6. Member's Equity**

For the year ended December 31, 2017, the Company received $288,175 in capital contributions from Owl Rock Capital Partners.

**7. Net Capital Requirements**

As a registered broker-dealer, Owl Rock Capital Securities is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 for the twelve months after commencing business as a broker dealer. At December 31, 2017, the Company had net capital of $848,090, which exceeded the required net capital minimum of $182,796, by $665,294. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.72 to 1 at December 31, 2017.

**8. Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred from January 1, 2018 through February 27, 2018, the date these financial statements were available to be issued and did not have any significant subsequent events to report.